SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
ARKONA, INC.
(Name of Subject Company)
ARKONA, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
41268103
(CUSIP Number of Common Stock)
LEE BOARDMAN
Chief Financial Officer
Arkona, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, Utah 84095
Telephone: (801) 501-7100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)
COPY TO:
BRYAN T. ALLEN, ESQ.
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, Utah 84111-1537
(801) 532-7840
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on May 1, 2007 (the “Initial Schedule 14D-9”), by Arkona, Inc., a Delaware corporation (the “Company”), as previously amended. The Initial Schedule 14D-9 relates to the offer by DA Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of the Company at $1.38 per Common Share, net to the seller in cash, and to purchase all outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share of the Company (the “Series B Preferred Shares” and together with the Common Shares, the “Shares”) at $6.90 per Preferred Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were filed by the Purchaser and DealerTrack on May 1, 2007 with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Initial Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following to the end thereof:
     (i)     Expiration of Subsequent Offing Period
          The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on Monday, June 4, 2007. According to Computershare, the depositary for the Offer, as of 5:00 p.m., New York City time, June 4, 2007, 35,837,760 Shares were tendered pursuant to the Offer and not withdrawn, which represents approximately 94% of all outstanding Shares. Purchaser has accepted all validly tendered Shares for payment pursuant to the terms of the Offer.
          On June 5, 2007, DealerTrack issued a press release announcing the expiration of the subsequent offering period and the results of the Offer. The acquisition of the Company will be completed through a merger of the Purchaser into the Company, after which the Company will become a wholly-owned subsidiary of DealerTrack. The merger will be implemented on an expedited basis pursuant to the short-form merger procedure available under Delaware law. The full text of the press release issued by DealerTrack is incorporated herein by reference and is attached as Exhibit (a)(5)(D) to Amendment No. 2 of the Schedule TO of DealerTrack and Purchaser filed with the Securities and Exchange Commission on June 5, 2007.
Item 9. Exhibits.
Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(E)	Press Release issued by Dealer Track on June 5, 2007 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 of the Schedule TO of DealerTrack and Purchaser filed with the Securities and Exchange Commission on June 5, 2007).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ARKONA, INC.
June 5, 2007	By:	/s/ Alan Rudd
Alan Rudd, Chief Executive Officer

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